UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2011



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	001-34257	42-0644327
(State or Other Jurisdiction of Incorporation)	**Commission File Number**	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

United Fire & Casualty Company (a/k/a "United Fire Group") will give an investor presentation on September 8, 2011. A copy of the booklet used in connection with this presentation is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The booklet will be posted in the Investor Relations section of our website (www.unitedfiregroup.com) under Reports for a period of 14 days following the presentation.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011 and in our report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 5, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Item 8.01. Other Events

United Fire & Casualty Company (a/k/a "United Fire Group") will give an investor presentation on September 8, 2011. A copy of the booklet used in connection with this presentation is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The booklet will be posted in the Investor Relations section of our website (www.unitedfiregroup.com) under Reports for a period of 14 days following the presentation.

Item 9.01. Financial Statements and Exhibits.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Investor presentation of United Fire Group, dated September 8, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	United Fire & Casualty Company
	(Registrant)
Date: September 8, 2011	/s/ Randy A. Ramlo
	Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Investor presentation of United Fire Group, dated September 8, 2011.

Exhibit 99.1

protecting dreams



UNITED
FIRE
GROUP

 

This report may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operations, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in "Risk Factors" in United Fire & Casualty's ("United Fire") filings with the SEC, including among others United Fire's Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent filings on Form 10-Q.



- Regional provider of a complete line of insurance products, including traditional commercial and personal P&C insurance, niche specialty programs (e.g. waste haulers, religious institutions, surety bonds) and life insurance

  - P&C companies rated "A" and United Life Insurance Company rated "A-" by A.M. Best

  - $700 million in shareholders' equity

  - Represented by more than 1,200 independent agencies

  - Six regional offices with over 870 employees

  - Licensed in 43 states, active in 33



OPERATING SEGMENT PREMIUM ANALYSIS[1]

P & C (90%)[2]

DPW by Line of Business


Surety
4%
Miscellaneous
1%
Workers
Comp
9%
Fire & Allied
Lines
42%
Automobile
24%
Other
Liability
20%

DPW by State


CA
13%
TX
12%
Other
49%
IA
12%
NJ
7%
MO
7%

Life (10%)[2]

DPW by Line of Business


Universal Life
11%
Miscellaneous
1%
Traditional Life
20%
Annuities
68%

DPW by State


Other
31%
IA
33%
NE
8%
WI
10%
MN
8%
IL
10%

(1) 2010 full year results from United Fire 10-K.
(2) Of net premiums earned for the 12 months ended December 31, 2010.

- The acquisition of Mercer Insurance Group enhances United Fire's strategy of providing protection to individuals, businesses and organizations through regional insurance companies operating through a network of independent agents

Geographic Diversification
- Provides expansion of core commercial business outside of the Midwest into the Mid-Atlantic and the West Coast
- Diversifies risk profile of the company and adds a significant amount of premium (20%+) in states where United Fire did not previously operate
- Achieves a better spread of catastrophe risk as Mercer's book of business does not contribute to United Fire's Gulf exposure

Economies of Scale
- Increased scale of combined company provides some protection against competition and enhances leverage with agents, reinsurers, and vendors
- The combined company is a top 100 P&C writer in the U.S. based on premiums with over $700 million in DPW[1], approximately $3.2 billion in assets and $700 million in shareholders' equity[2]

Product Diversification
- Mercer offers a waste haulers program, religious institutions program and mail order surety program
- Ability to export United Fire products (Signature Premier, surety and life) and underwriting expertise (predictive modeling and CATography) across Mercer operation

Similar Cultures
- Shared conservative underwriting and investment philosophy
- Focus on professional independent insurance agents
- Shared commitment to customer service and fair claims handling

(1) Statutory premiums for the 12 months ended December 31, 2010.
(2) GAAP results at June 30, 2011.



EXPANDED GEOGRAPHIC FOOTPRINT


WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
WV
GA
FL
PA
VA
NC
SC
NY
ME
VT
NH
MA
CT
RI
NJ
MD
DE
DC

Direct Written Premiums (2010)

■ = UFCS states that individually represent greater than 0.01% of DPW

■ = Top 6 States by DPW for MIGP

Source: SNL Financial.

Investor Concerns	**United Fire Responses**
Uncertainty Regarding Mercer Acquisition and Integration	- Transaction closed on March 28, 2011 - Integration efforts are proceeding as planned with merger expenses less than originally budgeted - Substantial opportunity for expense reductions in IT, reinsurance and public company expenses
Prolonged "Soft" P&C Pricing Environment	- Greater underwriting discipline than the overall industry - The level of rate decreases are slightly moderating - Second consecutive year of personal lines rate increases (comprise ~11% of United Fire's P&C writings) - Pricing improvements in CAT exposed property areas
Exposure to CATs	- Use new underwriting tools (e.g. CATography) and predictive analytics tools to improve risk selection process and improve exposure management - Adequately reserved with a high level of confidence - Purchase reinsurance with $20 million retention and 95% in excess of $20 million up to $200 million
Low Return Profile and Low Trading Volume	- Past earnings strained by adverse development related to Hurricane Katrina have significantly diminished - Excess capital pre-merger dragged down the return profile of the company - Active capital management: average 2.2% dividend yield over the last 10 years; repurchased $6.1 million worth of shares in first half of 2011 with additional 849,229 shares remaining under the repurchase authorization - Attractive entry point for long term shareholders
Dwindling Industry Reserve Releases	- United Fire has consistent reserve practices - Historically reported reserve redundancies

 



Rate Change Comparison

Median:
-0.9%
-6.7%
-6.1%

(1) Quarterly rate change for U.S.-based property and casualty accounts.
(2) Quarterly rate change for the commercial property and casualty market.
(3) Quarterly rate change for United Fire per management.

100-Year Probable Maximum Losses (PMLs) Exposure Reduction

($ in Millions)



Events in 2008-2009

- Hurricane Katrina development of $65 million due to unfavorable court rulings

- Record number of catastrophe events in 2008 contributed $76 million to United Fire's losses

- A flood in 2008 forced us from our home office to a temporary location for 11 weeks

- Hurricanes Ike and Gustav in 2008 forced temporary closings of our Galveston and New Orleans offices

- Financial downturn in 2008-2009 required investment write-downs of $28 million

Reinsurance Program

- 2011 Catastrophe program
  - $20 million retention
  - 95% excess of $20 million

- 2011 Core Program
  - $2 million retention
  - $15 million per
  - risk coverage
  - $40 million per occurrence coverage

Catastrophes

1992	Hurricane Andrew	$28.1 million assumed
1994	Northridge earthquake	$5.6 million assumed
2000	New Orleans hailstorm	$25.5 million
2001	9/11 events	$11.6 million assumed
2002	Hurricane Lili	$9.3 million
2004	Hurricanes Charley, Frances and Jeanne	$13.9 million
2005	Hurricanes Katrina and Rita	$312.6 million
2008	Hurricanes Gustav and Ike	$35.2 million
2011	Global CAT losses	$10 million assumed
2011	Spring storms (Tuscaloosa & Joplin)	$30-35 million

CAT Losses



Utilize New underwriting tools

- Use CATography™ to:
  - Improve risk selection process
  - Improve exposure management
- Use predictive analytics for risk selection and improved profitability


Towers Perrin CATography Underwriter - Windows Internet Explorer provided by United Fire Group
CATography Underwriter
Address
Commercial
Personal
9701 Meadowlark Ln, Chanhassen, MN 55317-8626
Search
TOWERS WATSON
Road
Aerial
Hybrid
Bird's Eye
Report Summary
Legend
9701 Meadowlark Ln, Chanhassen, MN 55317-8626
Hazard Analysis
Earthquake
Hail
Hurricane
Wind
Tornado
Coal Mine
Flood
Wildfire
Windpool
Coastal Surge
FL Wind Speed
FL Wind-Borne Debris
FL Sinkhole
Show Report
bing

(GAAP results, $ in thousands except per share values)	At or For the 12 Months Ended December 31,			At or For the 6 Months Ended June 30,	
	2008	2009	2010	2010	2011
Selected Income Statement Items					
Net Premiums Written	$496,897	$467,427	$463,892	$248,185	$295,355
Net Income / (Loss)	(13,064)	(10,441)	47,513	33,044	(12,104)
Realized Gains / (Losses)	(6,749)	(8,566)	(5,518)	3,297	2,455
Operating Earnings	(6,315)	(1,875)	41,995	29,747	(14,559)
Selected Balance Sheet Items					
Cash and Investments	$2,205,355	$2,542,693	$2,662,955	$2,614,648	$3,044,824
Total Assets	2,687,130	2,902,544	3,007,439	3,056,579	3,621,934
Shareholders' Equity	641,741	672,735	716,424	705,935	704,773
Capital & Surplus	553,058	556,265	594,308	572,294	575,201
Per Share Analysis					
Operating Income / (Loss) per Share	($0.23)	($0.07)	$1.60	$1.12	($0.56)
Net Income / (Loss) per Share	(0.48)	(0.39)	1.80	1.25	(0.46)
Dividends per Share	0.60	0.60	0.60	0.30	0.30
Book Value per Share	24.10	25.35	27.35	26.82	27.23
Profitability Analysis					
Loss Ratio	84.5%	83.9%	68.9%	63.6%	83.8%
Expense Ratio	29.4	31.3	31.0	30.7	37.2
Combined Ratio	113.9	115.2	99.9	94.3	121.0
Combined Ratio (ex. CATs & Hurricane Katrina litigation)	97.6	101.4	93.2	89.1	101.3
ROAE	(1.9%)	(1.6%)	6.8%	4.8%	(1.7%)
Operating ROAE	(0.9)	(0.3)	6.0%	4.3	(2.0)

See GAAP to Non-GAAP reconciliation at the end of this presentation.



(GAAP results, $ in 000s)	At or For the 12 Months Ended December 31,			At or For the Six Months Ended June 30,	
	2008	2009	2010	2010	2011
Property & Casualty Segment					
Commercial					
Net Premiums Earned	$420,769	$394,000	$370,479	$184,012	$211,114
Loss and Loss Settlement Expenses	345,421	338,094	271,184	116,019	161,805
Loss Ratio	82.1%	85.8%	73.2%	63.0%	76.6%
Personal					
Net Premiums Earned	$34,282	$35,735	$39,731	$19,373	$25,043
Loss and Loss Settlement Expenses	46,368	23,641	25,576	13,706	25,582
Loss Ratio	135.3%	66.2%	64.4%	70.7%	102.2%
Total					
Net Premiums Earned	$465,581	$435,677	$420,373	$207,375	$240,773
Loss Ratio	84.5%	83.9%	68.9%	63.6%	83.9%
Net Income / (Loss)	($15,156)	($17,677)	$34,726	$25,758	($16,224)
Life Segment					
Net Premiums Earned	$37,794	$42,821	$49,100	$24,015	$25,641
Loss and Loss Settlement Expenses	13,291	16,773	20,359	9,239	10,204
Net Income	2,092	7,236	12,787	7,286	4,120



Book Value Growth
Reported Book Value Per Share

■ Book Value Per Share

■ Dividends Per Share

(1) Six months ended June 30, 2011 annualized.

BVPS CAGR: 7.3%

Dividends per Share CAGR: 5.5%

$13.90

$14.47

$18.62

$22.46

$21.20

$24.62

$27.63

$24.10

$25.35

$27.35

$27.23

$0.36

$0.36

$0.38

$0.42

$0.48

$0.50

$0.56

$0.60

$0.60

$0.60

$0.60 (1)

| '01 | '02 | '03 | '04 | '05 | '06 | '07 | '08 | '09 | '10 | 6/30/11 |



Return Profile

10-Year Return on Equity Excluding Hurricane Katrina

Average:
9.5%
9.7%

Year	ROE	Operating ROE
2001	9%	9%
2002	6%	9%
2003	15%	16%
2004	18%	17%
2005	23%	23%
2006	15%	14%
2007	13%	13%
2008	0%	1%
2009	2%	3%
2010	6%	5%
6/30/2011	-2%	-3%

■ ROE ■ Operating ROE

Note: Six months ended June 30, 2011 annualized.

See GAAP to Non-GAAP reconciliation at the end of this presentation.



Underwriting Profile

Statutory Combined Ratio Excluding Hurricane Katrina

Average:
93.1%
101.9%



Strength of Reserves

Net Reserve Redundancy (Deficiency)



Overview[1]

Total Portfolio Breakdown (%)



Equity Securities 6%
Other[2] 2%
Bonds 92%

Total Portfolio Breakdown ($)	
Investment	Value (in millions)
Bonds	$2,285
Equity securities	$150
Other[2]	$48
Total	$2,483
Average duration	5.2 years

Fixed Income Portfolio Breakdown



US Government 7%
Mortgage Backed 1%
Foreign 7%
Utilities 12%
Municipals 27%
Other 13%
Industrial 18%
Financial 15%

Fixed Income Portfolio Breakdown by Rating



Other/Not Rated 5%
AAA 12%
AA 21%
Baa/BBB 41%
A 21%

(1) At December 31, 2010.
(2) Other is comprised of trading securities, mortgage loans, policy loans, and other long term investments.
Source: United Fire SEC filings.

- Strong economic capital position (BCAR)

- Prudent reinsurance programs

- Modest debt-to-capital ratio (12%)

- Conservative investment portfolio

- History of consistently conservative reserves

- Use of capital – acquisition of Mercer Insurance Company

- Share repurchase

  - Extension of existing share repurchase program approved by Board

    - Authorizing purchase of an additional one million shares of common shares

    - Extending program expiration date to August 2013

  - Repurchased 323,597 shares of common stock as of Q2 of 2011

    - 1.25% of outstanding shares

    - Average price: $18.80

    - Total cost: $6.1 million

KEY INVESTMENT CONSIDERATIONS

- Experienced senior management
- Proactive capital management
- Financial strength
- Consistent reserving practices and historically reported loss redundancies
- Conservative investment philosophy
- Renewed focus on organic growth
- Local market knowledge, with decentralized underwriting and marketing, while claims and back-office functions are efficiently centralized



thank you








UNITED FIRE GROUP



Net Income to Operating Income Excluding Hurricane Katrina

(In Thousands)	6/30/11	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Net income (loss) excluding Hurricane Katrina (1)	$(20,468)	$53,088	$14,244	$4,244	$115,513	$108,719	$125,967	$78,817	$55,574	$17,686	$24,093
After-tax realized investment (gains) losses	(4,910)	(5,518)	8,566	6,749	(6,286)	(6,477)	(2,951)	(2,639)	1,099	8,971	121
Operating income (loss) excluding Hurricane Katrina	$(25,378)	$47,570	$22,810	$10,993	$109,227	$102,242	$123,016	$76,178	$56,673	$26,657	$24,214
Diluted earnings (loss) per share	$(0.78)	$2.02	$0.54	$0.16	$4.18	$4.15	$5.59	$3.34	$2.36	$0.88	$1.20
Diluted operating earnings (loss) per share	(0.97)	1.81	0.86	0.41	3.95	3.90	5.46	3.22	2.41	1.33	1.21

Return on Equity to Operating Return on Equity Excluding Hurricane Katrina

	6/30/11	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Return on equity excluding Hurricane Katrina (1)	-2.3%	6.0%	1.7%	0.5%	13.4%	15.1%	23.5%	17.9%	15.3%	6.2%	9.0%
After-tax realized investment (gains) losses	-0.5%	-0.6%	1.0%	0.8%	-0.7%	-0.9%	-0.4%	-0.6%	0.3%	3.2%	0.0%
Operating return on equity excluding Hurricane Katrina	-2.8%	5.4%	2.7%	1.3%	12.7%	14.2%	22.9%	17.3%	15.6%	9.4%	9.0%

(1) Six months ended June 30, 2011, annualized

Net Income to Operating Income

(In Thousands)	At or For the 12 Months Ended December 31,			At or For the 6 Months Ended June 30,	
	2008	**2009**	**2010**	**2010**	**2011**
Net income (loss)	$(13,064)	$(10,441)	$47,513	$33,044	$(12,104)
After-tax realized investment (gains) losses	6,749	8,566	(5,518)	(3,297)	(2,455)
Operating income (loss)	$(6,315)	$(1,875)	$41,995	$29,747	$(14,559)
Diluted earnings (loss) per share	$(0.48)	$(0.39)	$1.80	$1.25	$(0.46)
Diluted operating earnings (loss) per share	(0.23)	(0.07)	1.60	1.12	(0.56)

Return on Equity to Operating Return on Equity

(In Thousands)	At or For the 12 Months Ended December 31,			At or For the 6 Months Ended June 30,	
	2008	**2009**	**2010**	**2010**	**2011**
Return on equity	-1.9%	-1.6%	6.8%	4.8%	-1.7%
After-tax realized investment (gains) losses	1.0%	1.3%	-0.8%	-0.5%	-0.3%
Operating return on equity	-0.9%	-0.3%	6.0%	4.3%	-2.0%

